NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Redeemable Warrants, each whole warrant is exercisable for one-fifth of a share of Class A Common Stock at an exercise price of $57.50 ("Warrants") of Grove Collaborative Holdings, Inc.(the "Company") from listing and registration on the Exchange on June 23, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Security is no longer suitable for continued listing and trading on the NYSE. The Exchange determined that the Warrants are no longer suitable for listing based on "abnormally low" price levels, pursuant to Section 802.01D of the NYSE's Listed Company Manual. On June 9, 2023, the Exchange determined that the Warrants should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE. The Company was notified on June 9, 2023. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on June 9, 2023, and trading in the Warrants was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Warrants, provided it filed a written request for a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On June 09, 2023, the Company confirmed they have no intention to appeal. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.